September 13, 2019

Via E-mail
Joseph C. Papa
Chief Executive Officer and
       Chairman of the Board
Bausch Health Companies Inc.
2150 St. Elz ar Blvd. West
Laval, Qu bec H7L 4A8, Canada

       Re:    Bausch Health Companies Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 20, 2019
              File No. 1-14956

Dear Mr. Papa:

        We refer you to our comment letter dated August 8, 2019, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Suzanne Hayes
       Assistant Director
       Division of Corporation Finance